STATEMENT OF FINANCIAL CONDITION

Nomura Global Financial Products Inc.
March 31, 2021
With Report of Independent Auditors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

SEC FILE NUMBER

8-69208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2020__ AND ENDING __March 31, 2021__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA GLOBAL FINANCIAL PRODUCTS INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
WORLDWIDE PLAZA, 309 WEST 49th STREET

	(No. and Street)	
NEW YORK	**NEW YORK**	**10019-7316**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christy Schaffner   **(212) 667-8903**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

	(Name – of individual, state last, first, middle name)		
5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   ✓ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently
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OATH OR AFFIRMATION

We, Eugene Chiulli and Richard Lunder, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Global Financial Products Inc., (the "Company") as of March 31, 2021, is true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Eugene Chiulli
Title: Chief Financial Officer

Name: Richard Lunder
Title: Chief Operating Officer



RYAN JAKE LAST
Notary Public, State of New York
Registration #02LA6337349
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Notary Public

This report** contains (check all applicable boxes):
- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (i) Formula for Determination of PAB Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Independent auditor's report on Internal Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-12.

Nomura Global Financial Products Inc.
Statement of Financial Condition
March 31, 2021

Contents



Ernst & Young, LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Auditors

Stockholder and Board of Directors of
Nomura Global Financial Products Inc.

We have audited the accompanying statement of financial condition of Nomura Global Financial Products Inc. (the Company) as of March 31, 2021 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 1, 2021

1

Nomura Global Financial Products Inc.
Statement of Financial Condition
March 31, 2021
(United States Dollars in Thousands)

Assets

Cash		$	1,392,796
Deposit with clearing organization			35,129
Trading assets:			
Financial instruments owned (including assets pledged of $11,096,231)	$ 13,218,297		
Derivative financial instruments - customers	2,434,618		
Derivative financial instruments - affiliates	222,979		
			15,875,894
Collateralized financing agreements:			
Securities borrowed	18,659,098		
Securities purchased under agreements to resell	6,964,309		
			25,623,407
Receivables:			
Brokers, dealers and clearing organizations	466,804		
Customers	821,701		
Loans receivable from customers at fair value	91,417		
Accrued interest	17,823		
			1,397,745
Other assets			20,718
Total assets		$	44,345,689

Liabilities and stockholder's equity

Liabilities:

Trading liabilities:			
Financial instruments sold, not yet purchased	$ 17,421,654		
Derivative financial instruments - customers	5,142,026		
Derivative financial instruments - affiliates	96,119		
		$	22,659,799
Collateralized financing agreements:			
Securities loaned	10,756,324		
Securities sold under agreements to repurchase	82,373		
			10,838,697
Borrowings from Parent			2,564,328
Payables:			
Customers	2,001,745		
Brokers, dealers and clearing organizations	1,962,989		
Other payables to affiliates	62,180		
Accrued interest	11,406		
Compensation and benefits	2,373		
			4,040,693
Other liabilities			19,948
Subordinated borrowing			2,000,000
Borrowings at fair value			472,848
Total liabilities			42,596,313
Contingent liabilities and guarantees (see Note 11)			
Stockholder's equity			1,749,376
Total liabilities and stockholder's equity		$	44,345,689

See accompanying notes to Statement of Financial Condition.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition
March 31, 2021

1. Organization

Nomura Global Financial Products Inc. (the "Company" or "NGFP") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent"), which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation.

The Company is a Securities and Exchange Commission ("SEC") registered OTC Derivatives Dealer (a special category of broker-dealer engaged in an OTC derivatives business) under section 15(b) of the Securities Exchange Act of 1934 (the "Act"). The Company is also provisionally registered as a swap dealer with the Commodity Futures Trading Commission ("CFTC").

The Company purchases and sells over-the-counter ("OTC") derivatives to assist institutional investors in implementing their trading or hedging strategies. The Company also purchases and sells cash securities and exchange traded derivative positions to hedge its trading positions and enters into principal transactions for its own account.

The Company's most significant activity is acting as one of Nomura's predominant client-facing entities for OTC interest rate swaps globally. In certain cases, the Company may hedge the market risk of client facing transactions by entering into offsetting derivative trades with affiliates, including Nomura Securities Co., Ltd. ("NSC") and Nomura Financial Products & Services, Inc. ("NFPS"). The Company also assumes market risk by entering into equity, foreign exchange, and credit derivative transactions, often by entering into derivative trades with affiliates such as Nomura International PLC ("NIP") and NFPS, which often act as the client-facing entities.

Prior to March 31, 2021, the Company's affiliate, Nomura Derivatives Products Inc. ("NDPI"), which is also a subsidiary of NHA, acted as a credit enhancement vehicle for NHI's OTC derivatives business, and accordingly also acted as an intermediary between the Company and certain other external counterparties. During the fiscal year, substantially all of NDPI's derivative transactions with non-Nomura counterparties were economically hedged with offsetting derivative trades with the Company, leaving NGFP with market risk on such transactions, which it often hedged with affiliates or third parties. At March 31, 2021, there were no outstanding derivative trades between NDPI and NGFP.

The Company manages, analyzes and reports on its business on the basis of one operating segment.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates

During times of financial crisis and dislocated markets, such as during the current COVID-19 pandemic, additional use of estimates may be required or existing estimates may be increasingly judgmental.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash

At times, cash balances will exceed federally insured levels, however the Company does not believe there is significant credit risk with respect to these balances.

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes. At March 31, 2021, the Company did not have cash equivalents. .

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as Accounting Standards Codification ("ASC") 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The Company applies the fair value option to loans receivable from customers and borrowings.

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 5).

Assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 5).

Trading assets and *Trading liabilities*, including long and short securities positions and contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition on a trade date basis at fair value, with realized and unrealized gains and losses reflected in income.

Derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC 815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company generally offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860, *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

Borrowings at Fair Value

Borrowings at fair value represents structured financing transactions documented as derivatives which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest.

Repurchase and resale agreements are presented on a net-by-counterparty basis on the Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's policy to take possession of securities collateralizing resale agreements. Similarly, counterparties take possession of the securities pledged by the Company to collateralize repurchase agreements. Substantially all of these transactions are collateralized by United States government, agency and other sovereign government securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and *Securities loaned* are included on the Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to *Securities loaned*, the Company receives collateral in the form of cash or other securities. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes.

Receivables from and Payables to Customers

Receivables from and Payables to customers include the portion of cash collateral posted to and received from counterparties for derivative transactions, which is not eligible for netting under ASC 815-10-45 or where the cash collateral delivered/received exceeds the related derivative payable/receivable as of the date of the Statement of Financial Condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations, including affiliates, consist of securities failed-to-deliver/receive, margin with clearing broker-dealers related to exchange traded derivatives and pending trades. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount on unsettled securities transactions.

Revenue Recognition

Principal transactions revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in principal transactions are model reserves and counterparty and own credit risk adjustments on derivative transactions, and changes in fair value of *Borrowings at fair value* and *Loans receivable from customers at fair value*.

In March 2021, the Company incurred significant losses when a client defaulted on margin calls against synthetic prime brokerage transactions which triggered the Company to close out the related agreements and terminate the synthetic prime brokerage transactions. The synthetic prime brokerage transactions were a liability to the client; however, losses arose primarily through liquidation of the hedges held against the synthetic transactions. The Company continued to liquidate hedges and close out the relevant transactions from the time the default occurred and the related losses recognized during the year ended March 31, 2021 are recorded in income.

Interest and dividends income is earned primarily from *Financial instruments owned, Loans receivable from customers at fair value, Securities borrowed, Securities purchased under agreements to resell*, and cash collateral pledged (see Note 6) and is accounted for on an accrual basis.

Transfer pricing includes amounts paid and received from affiliate companies under transfer pricing agreements (see Note 4). Additionally, the Company earns fees for certain operational and administrative services provided to related parties; these fees are determined under a service level agreement. Revenues are recognized as earned and are accounted for on an accrual basis (see Note 4).

Expenses

Interest and dividends expense is incurred primarily on *Securities loaned*, *Borrowings from Parent, Securities sold under agreements to repurchase*, *Borrowings at fair value* and cash collateral received (see Note 6) and is accounted for on an accrual basis.

Service fees with related parties primarily includes sales credits paid to affiliate companies that essentially represent internal commissions to an entity involved in sales efforts. Service fees with related parties also includes costs, for operational and administrative functions outsourced to affiliate companies, primarily NDPI, NHA and Nomura Securities International, Inc. ("NSI"), reduced by reimbursements received from these parties. These fees are determined either under service agreements or an allocation method approved by management (see *Operational and administrative arrangements* in Note 4).

Commissions and brokers fees include clearance, execution, transaction and commission fees to affiliates and non-affiliates as incurred and are accounted for on an accrual basis.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 12).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pre-tax income.

New Accounting Pronouncements

The Company adopted the following new accounting pronouncements during the year ended March 31, 2021.

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on this Statement of Financial Condition
ASU 2016-13, "Measurement of Credit Losses on Financial Instruments"	• Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings. • The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued • Replaces existing incurred credit losses model under GAAP. Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.	Modified retrospective adoption from April 1, 2020	Upon adoption, all financial assets that are held at amortized cost basis are subject to CECL, the majority of which are securities borrowed and margin receivable. The Company applied the collateralized maintenance provision method to securities borrowed and the de minimus loss method to margin receivable and determined a CECL provision was not required. The Company applied multiple methods, such as the de minimis loss method and the incurred loss method, to the remaining assets and determined a CECL provision was not required. The Company has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. Accrued interest receivable balances are charged off against interest income when the related financial instrument is placed on nonaccrual status.
ASU 2019-12, "Simplifying the Accounting for Income Taxes"	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 "Income Taxes", such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary. • Requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax. • Makes other minor amendments for simplification and clarification of income taxes accounting.	Modified retrospective adoption from April 1, 2020	No material impact.

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on this Statement of Financial Condition
ASU 2020-04, "Reference rate reform"	• Provides temporary optional expedients and exceptions to the application of generally accepted accounting principles to certain contract and hedge relationships affected by reference rate reform. • Contract modifications solely related to the replacement of reference rate are eligible for relief from modification accounting requirements and accounted for as a continuation of the existing contract. • Allows various optional expedients and elections to allow hedging relationships affected by reference rate reform would continue uninterrupted during the reference rate transition if certain criteria are met.	The expedients and exceptions provided by the ASU are permitted to be adopted any time until December 31, 2022.	No material expedients have been applied during the year ended by March 31, 2021.

3. Deposit with Clearing Organization

Deposit with clearing organization ("restricted cash") consists entirely of a guarantee deposit with a derivatives clearing organization. This amount is determined by such clearing organization and is subject to change.

4. Transactions with Related Parties

The Company's transactions with affiliates include derivative transactions, purchase of various services and financing activities in the form of loans to affiliate customers, borrowings from Parent and secured financing transactions such as securities borrowed, resale agreements, securities loaned, repurchase agreements and borrowings at fair value. Generally, the Company's derivative positions with affiliates are offset by positions with third parties. As mentioned in Note 1, the Company enters into a significant number of OTC derivatives as a result of acting as an intermediary between its Nomura affiliates, including NSC, NIP, NFPS and non-Nomura parties. The Company also clears most of its exchange traded derivative activity and some of its OTC derivative activity subject to central clearing ("OTC Centrally Cleared Derivatives") through affiliates such as NIP and NSI.

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the parties to the TESA provide trade execution services ("Services") for certain products to one or more of the other TESA Affiliates in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines. The Company pays and receives amounts related to profits on positions as well as interest revenue, less certain deductions for direct and indirect costs related to the revenues ("TESA Revenues"). TESA revenues are determined on a fiscal year to date basis. The Company records these payments and receipts within income.

Sales Credits

The Company pays to other Nomura entities sales credits essentially representing an internal commission to an entity involved in sales efforts. Payments are recorded in income.

Operational and Administrative Arrangements

The Company reimburses affiliates for the expenses incurred in providing office space and other equipment used by the Company. Additionally, the Company reimburses affiliates for expenses and certain other costs, which the affiliates pay on behalf of the Company and receives reimbursements from affiliates for certain expenses incurred by the Company on the affiliates' behalf. These reimbursements are reflected net, in income.

At March 31, 2021, balances with related parties are included in the accompanying Statement of Financial Condition captions (in thousands):

Assets

Derivative financial instruments - affiliates[1]	$ 222,979
Securities borrowed	18,659,098
Securities purchased under agreement to resell[1]	6,964,309
Receivables:	
Brokers, dealers and clearing organizations	455,994
Customers	637,983
Loans receivable from customers at fair value	84,031
Accrued interest	43
Other assets	11,324

Liabilities

Derivative financial instruments - affiliates[1]	96,119
Securities loaned	10,756,324
Securities sold under agreements to repurchase[1]	82,373
Borrowings from Parent	2,564,328
Payables:	
Customers	17,271
Brokers, dealers and clearing organizations	409,147
Accrued interest	9,043
Other payables to affiliates	62,180
Subordinated borrowing	2,000,000
Borrowings at fair value	218,018

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

Borrowings from Parent represents one overnight loan totaling $0.3 billion and four term loans totaling $2.2 billion payable to NHA. The original maturities of the term loans ranged from May 2021 to June 2021. In May, the loans maturing in May were extended with a new maturity of August 2021. At March 31, 2021, the interest rate payable on these loans ranged from 0.61% to 1.16%. Different interest rates charged reflect the relevant currencies involved.

Receivables from brokers, dealers and clearing organizations is primarily comprised of receivables of $441.5 million from affiliates in relation to cash collateral posted to affiliates in their capacity as clearing broker for the Company on exchange traded derivatives.

Payables to brokers, dealers and clearing organizations is primarily comprised of amounts payable to NSI in relation to securities loaned/borrowed activity and acting in its capacity as clearing broker for the Company.

Receivables from/Payable to customers is primarily comprised of excess cash collateral posted to/received from affiliates in relation to derivatives activities.

Loans receivable from customers at fair value primarily represent transactions with affiliates which are documented as derivatives, but failed the ASC 815 definition of a derivative due to the upfront payments received on the contracts.

Borrowings at fair value is comprised of structured financing transactions with an affiliate documented as a derivative, which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract.

5. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial instruments that are carried at fair value on a recurring basis include *Trading assets* and *Trading liabilities*. Additionally, the Company applies the fair value option to *Loans receivable from customers at fair value* and *Borrowings at fair value.*

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain OTC contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments may include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis by comparison to observable market pricing, comparison with alternative model and analysis of risk profiles and inputs used are adjusted for current market conditions and risk. The Model Validation Group ("MVG") within the Risk Management Division reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product.

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. A financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly for substantially the full term (contractual life) of the asset or liability.

Level 3 – One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2021, within the fair value hierarchy (dollars in thousands):

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

	Level 1		Level 2	Level 3	Counterparty and Cash Collateral Netting[1]		Total
Assets							
Derivatives:							
Interest rate contracts	$ -	$	120,040,662	$ 286,806	$ -	$	120,327,468
Foreign exchange contracts	-		17,302,118	12,837	-		17,314,955
Equity contracts	-		5,004,093	704,876	-		5,708,969
Credit contracts	-		937,034	715	-		937,749
Netting	-		-	-	(141,631,544)		(141,631,544)
Total derivatives	-		143,283,907	1,005,234	(141,631,544)		2,657,597
Equity securities	10,522,729		979,517	185	-		11,502,431
Bank and corporate debt securities	-		5,129	-	-		5,129
U.S. and foreign government, agency and municipal securities	1,538,026		172,711	-	-		1,710,737
Total trading assets	**$ 12,060,755**	**$**	**144,441,264**	**$ 1,005,419**	**$ (141,631,544)**	**$**	**15,875,894**
Loans receivable from customers[2]	**$ -**	**$**	**62,623**	**$ 28,794**	**$ -**	**$**	**91,417**
Liabilities							
Derivatives:							
Interest rate contracts	$ -	$	122,191,412	$ 292,347	$ -	$	122,483,759
Foreign exchange contracts	-		16,409,806	11,655	-		16,421,461
Equity contracts	-		9,646,116	1,021,764	-		10,667,880
Credit contracts	-		942,452	4,453	-		946,905
Netting	-		-	-	(145,281,860)		(145,281,860)
Total derivatives	-		149,189,786	1,330,219	(145,281,860)		5,238,145
Equity securities	17,038,632		209,550	1,937	-		17,250,119
U.S. and foreign government, agency and municipal securities	171,535		-	-	-		171,535
Total trading liabilities	**$ 17,210,167**	**$**	**149,399,336**	**$ 1,332,156**	**$ (145,281,860)**	**$**	**22,659,799**
Borrowings at fair value[2]	**$ -**	**$**	**472,848**	**$ -**	**$ -**	**$**	**472,848**

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.

[2] Items for which the Company elected the Fair value option under ASC 825.

Valuation Methodology by Major Class of Financial Asset and Liability

The following table describes the valuation methodology used by the Company to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy:

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
U.S. and foreign government and municipal securities	Valued using quoted market prices, broker or dealer quotations, or alternative pricing sources.	Level 1 when traded in active markets Level 2 when traded in less active markets
Bank and corporate debt securities	Valued using DCF, quoted market prices and/or recent market transactions of identical or similar debt securities, if available. Significant inputs may include: • Yield curves • Recovery rates • Asset swap spreads • Credit spreads of the issuer	Level 2

Equity securities	Listed securities:
	  Valued using quoted prices for identical securities where available. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid/offer spreads.
	Delisted securities:
	  Valued using market approach.
	Significant inputs include:
	• Market price
		Level 1 or 2
		
		Level 3

Loans receivable from customers	Transactions documented as derivatives that failed the ASC 815 definition of a derivative are valued in the same manner as interest rate and credit contracts.	Level 2 or 3

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
Derivatives	Exchange-traded derivatives (excluding equity contracts).	Level 1 when valued using unadjusted exchange price Level 2 when valued using models
	Exchange-traded equity derivatives are valued using option models. Use of a model valuation is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments compared to the derivative.	Level 2
	OTC derivative transactions are valued using DCF techniques as well as options models such as Black-Scholes and Monte Carlo simulation. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. Equity contracts significant inputs may include: • Equity prices • Volatilities • Dividend yields • Correlations Interest rate contracts significant inputs may include: • Interest rates • Volatilities • Forward foreign • Correlations exchange ("FX") rates Credit contracts significant inputs may include: • Interest rates • Default probabilities • Credit spreads • Volatilities • Recovery rates • Correlations • Loss severities FX contracts significant inputs may include: • Interest rates • Spot FX rates • Forward FX rates • Volatilities	Level 2 or 3
Borrowings at fair value	Value driven by the fair value of the underlying referenced securities for transactions documented as derivatives that failed the ASC 815 definition of a derivative.	Level 2

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value measurements. While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value

requires judgment, the valuation used within this Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value. This group reports to the NHA Chief Financial Officer;

- The MVG within the Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the NHA Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within the Company, particularly around Level 3 financial instruments, are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

The valuation of financial instruments and determination of the provision for credit losses are more difficult when severe economic and market shocks occur. Dislocations between asset prices, higher volatility, reduced price transparency and deterioration in the credit worthiness of borrowers requires greater use of judgment.

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, volatility surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments. Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, FX rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain Level 3 financial instruments as of March 31, 2021 (dollars in thousands):

Class of financial instrument	Fair value		Valuation technique(s)	Unobservable inputs		Level 3 Input or Range of Inputs
Derivatives, net:						
Interest rate contracts	$	(5,541)	Discounted cash flow	Interest rates		0.1% - 2.3%
				Volatilities		46.9% - 87.9%
				Correlations	(2)	(1.0) - 0.94
Foreign exchange contracts	$	1,182	Option models	Interest rates		0.1% - 2.1%
				Volatilities		9.5% - 13.1%
				Correlations		0.16 - 0.80
Equity contracts	$	(316,888)	Option models	Dividend yield		0.0% - 9.8%
				Volatilities	(1)	14.5% - 102.0%
				Correlations	(2)	(0.71) - 0.97
Credit contracts	$	(3,738)	Discounted cash flow	Credit spreads		0.04%-19.99%
Equity securities (Assets)	$	185	Market approach	Market price		$0.26
Equity Securities (Liabilities)	$	1,937	Market approach	Market price		$2.47
Loans receivable from customers[3]	$	28,794	Discounted cash flow	Credit spreads		2.6%

[1] The majority of the inputs are centered around the middle of the range.

[2] The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations.

[3] Items for which the Company elected Fair value option under ASC 825.

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below impact the determination of a fair value measurement for the financial instrument.

Where the Company is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates or dividend yield in isolation, would result in a significantly higher (lower) fair value measurement. Where the Company is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by the Company.

Where the Company is long optionality, or correlation, significant increases (decreases) in volatility or correlation will result in a significantly higher (lower) fair value measurement. Where the Company is short

optionality, or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Equity securities – Significant increases (decreases) in the recovery rates used in a DCF valuation technique would result in a significantly higher (lower) fair value measurement.

Loans receivable from customers – Significant increases (decreases) in credit spreads used in DCF valuation technique would result in a significantly lower (higher) fair value measurement.

The following table explains increases and decreases, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2021. Financial instruments classified as Level 3 are derivatives, loans receivable and resale agreements valued using significant unobservable parameters. These financial instruments are often economically hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

	Opening balance as of April 1, 2020	Purchases	Issuances	Sales	Settlements [1]	Total unrealized and realized gains / (losses)	Transfers into Level 3	Transfers out of Level 3	Balance as of March 31, 2021
	(Dollars in thousands)								
Derivatives:									
Interest rate contracts, net	$ 2,976	$ -	$ -	$ -	$ (2,284)	$ 39,894	$ (46,374)	$ 247	$ (5,541)
Foreign exchange contracts, net	2,039	-	-	-	3,911	(3,089)	703	(2,382)	1,182
Equity contracts, net	66,229	-	-	-	(424,623)	119,705	37,357	(115,556)	(316,888)
Credit contracts, net	(7)	-	-	-	(7,438)	3,676	31	-	(3,738)
Total derivatives	$ 71,237	$ -	$ -	$ -	$ (430,434)	$ 160,186	$ (8,283)	$ (117,691)	$ (324,985)
Equity securities (Assets)	$ -	$ -	$ -	$ -	$ -	$ (2,790)	$ 2,975	$ -	$ 185
Equity securities (Liabilities)	$ -	$ -	$ -	$ -	$ -	$ (1,443)	$ (494)	$ -	$ (1,937)
Loans receivable from customers [2]	$ 56,263	$ -	$ -	$ (28,654)	$ -	$ 1,185	$ -	$ -	$ 28,794

[1] All cash payments or receipts on derivatives are included within Settlements.
[2] Items for which the Company elected Fair value option under ASC 825.

Transfers Between Levels of the Fair Value Hierarchy

Transfers From Level 2 to Level 3:

- Approximately $46.4 million of net interest rate liabilities were transferred from Level 2 to Level 3 as inputs (volatilities and correlations) became unobservable.

- Approximately $0.7 million of net FX contract assets were transferred from Level 2 to Level 3 as inputs (volatilities) became unobservable.

- Approximately $37.4 million of net equity contract liabilities were transferred from Level 2 to Level 3 as inputs (volatilities and correlations) became observable.

- *Equity securities* of approximately $3.0 million assets and $0.5 million liabilities were transferred from Level 2 to Level 3 as a result of a decrease in trading activity, and thus a decrease in the observability of external pricing on certain equity securities positions.

Transfer from Level 3 to Level 2:

- Approximately $2.4 million of net FX contract assets were transferred from Level 3 to Level 2 as inputs (volatilities) became observable.

- Approximately $115.6 million of net equity contract liabilities were transferred from Level 3 to Level 2 as inputs (volatilities and correlations) became observable.

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized within income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs. Interest and dividend income and expense arising from financial instruments for which the fair value option has been elected are recognized within income.

The financial assets elected for the fair value option by the Company, the reasons for the election, and related gains and losses recognized during the year ended March 31, 2021 are as follows:

- *Loans receivable from customers at fair value* – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives and are managed within a fair valued derivative portfolio. These positions are valued in the same manner as the underlying derivatives in the transactions. The Company elected the fair value option for these loans because they are risk managed on a fair value basis.

- *Borrowings at fair value* – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives which reflect the performance of the referenced investments. The fair value option was elected for these transactions as the Company risk manages the positions on a fair value basis.

Related to the margin call default by a synthetic prime brokerage client in March 2021, NGFP established a regular-way receivable for the claim of the losses on the related hedges. The fair value option was elected for the receivable, which was recognized at a fair value of zero, therefore, no gains or losses were recorded.

The Company elected the fair value option for the receivable because it is risk managed on a fair value basis. At March 31, 2021 the unpaid principal balance and fair value of the receivable were $1.9 billion and $0, respectively.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include *Cash, Deposit with clearing organization, Securities purchased under agreements to resell, Securities borrowed, Borrowings from Parent, Securities sold under agreements to repurchase* and *Securities loaned.*

However, the fair value of other financial instruments may be different than carrying value if they are

longer term in nature or contain more than minimal credit risk. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2021, the only longer dated instrument with a material difference between fair value and carrying value was *Subordinated borrowings*.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Statement of Financial Condition as of March 31, 2021.

Financial instruments carried at fair value on a recurring basis are separately reported in the tables above.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

	Carrying value	Fair value	Fair value by Level		
			Level 1	Level 2	Level 3
		(Dollars in thousands)			
Assets:					
Cash and cash equivalents	$ 1,392,796	$ 1,392,796	$ 1,392,796	$ -	$ -
Deposit with clearing organization	35,129	35,129	35,129	-	-
Securities borrowed	18,659,098	18,659,098	-	18,659,098	
Securities purchased under agreements to resell [(1)]	6,964,309	6,964,309	-	6,964,309	-
Receivables from customers, brokers, dealers and clearing organizations	1,288,505	1,288,505		1,288,505	
Liabilities:					
Securities loaned	10,756,324	10,756,324	-	10,756,324	-
Securities sold under agreements to repurchase [(1)]	82,373	82,373	-	82,373	-
Payables to customers, brokers, dealers and clearing organizations	3,964,734	3,964,734		3,964,734	
Borrowings from Parent	2,564,328	2,564,328	-	2,564,328	-
Subordinated borrowing	2,000,000	2,006,554	-	1,705,516	301,038

[(1)] Represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure impairment. The Company did not record an allowance for credit loss during the year ended March 31, 2021.

6. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forwards, and FX contracts.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments, as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. All of the Company's derivative transactions are for trading purposes.

The Company enters into OTC derivatives, which are negotiated and settled bi-laterally with the derivative counterparty. In addition, the Company enters into certain exchange traded derivatives such as futures and options, and cleared OTC derivative contracts with central counterparties ("CCP"). Exchange traded contracts are generally standardized contracts traded on an exchange and cleared by the CCP. OTC centrally cleared contracts are those contracts which are traded bi-laterally and then novated to a CCP for clearing.

The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Statement of Financial Condition where the Company believes a legal right of offset exists under an enforceable master netting arrangement.

The following table quantifies the volume of the Company's derivative activity recorded within *Trading assets* and *Trading liabilities* on the Statement of Financial Condition as of March 31, 2021, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Contract / Notional[1]	Derivative Assets Fair Value	Derivative Liabilities Fair Value
Interest rate contracts	$ 16,790,371,642	$ 120,327,468	$ 122,483,759
Foreign exchange contracts	685,221,149	17,314,955	16,421,461
Equity contracts	188,106,238	5,708,969	10,667,880
Credit contracts	80,682,725	937,749	946,905
Gross derivative instruments[2]	$ 17,744,381,754	$ 144,289,141	$ 150,520,005

(1) Represents the total contract/notional amount of the derivative assets and liabilities outstanding.
(2) Notional amounts include notionals related to futures contracts of approximately $113.7 billion. The unsettled variation margin on these futures contracts (excluded from the table above) is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations,* on the Statement of Financial Condition.

Offsetting of Derivatives

The Company enters into master netting agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Statement of Financial Condition as of March 31, 2021, by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations*, respectively, on the Statement

of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

	Derivative Assets	Derivative Liabilities
	(dollars in thousands)	
Interest rate contracts		
OTC settled bilaterally	$ 120,327,468	$ 122,472,135
OTC centrally cleared	-	11,624
Exchange-traded	-	-
Foreign exchange contracts		
OTC settled bilaterally	17,314,955	16,421,461
OTC centrally cleared	-	-
Exchange-traded	-	-
Equity contracts		
OTC settled bilaterally	4,697,116	9,294,281
OTC centrally cleared	-	-
Exchange-traded	1,011,853	1,373,599
Credit contracts		
OTC settled bilaterally	828,167	897,127
OTC centrally cleared	109,582	49,778
Exchange-traded	-	-
Total gross derivatives balances[1]	144,289,141	150,520,005
Less: Amounts offset in the statement of financial condition[2]	(141,631,544)	(145,281,860)
Total net amounts reported on the face of the statement of financial condition[3]	2,657,597	5,238,145
Less: Additional amounts not offset in the statement of financial condition		
Financial instruments and non-cash collateral[4]	(102,360)	(59,248)
Net amount	$ 2,555,237	$ 5,178,897

[1] Includes all gross derivative asset and liability balances irrespective of whether they are transacted under legally enforceable master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2021, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which the Company has not yet obtained sufficient evidence of enforceability was $1,635 million and $2,686 million, respectively, of which $1,012 million and $1,374 respectively were exchange-traded.

[2] Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under legally enforceable master netting and similar agreements in accordance with ASC 815. As of March 31, 2021, the Company offset a total of $9,203 million of cash collateral receivables against net derivative liabilities and $5,552 million of cash collateral payables against net derivative assets.

[3] Net derivative assets and net derivative liabilities are generally reported within *Trading assets* and *Trading liabilities*, respectively on the Statement of Financial Condition.

[4] Represents securities collateral which is not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally

enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

As of March 31, 2021, a total of $822 million of cash collateral receivables and $2,002 million of cash collateral payables have not been offset against net derivatives. Of this amount, $821 million of cash collateral receivables and $1,528 million of cash collateral payables were not offset because they represent collateral amounts in excess of the related counterparty exposure. The remaining amounts were not eligible to be offset, because they related to agreements for which the Company lacked evidence of enforceability. Cash collateral receivables and cash collateral payables are reported within *Receivables from customers* and *Payables to customers*, respectively on the Statement of Financial Condition.

Derivatives entered into in contemplation of sales of financial assets

At the balance sheet date, the Company did not have any outstanding transactions that comprise a transfer of a financial asset recorded as a sale with an agreement (for example, a total return swap or similar derivative) entered into with the transferee in contemplation of the initial transfer, whereby the Company retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction.

7. Collateralized Financing Agreements

The Company enters into collateralized transactions including resale agreements, repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions and to obtain securities for settlement.

These transactions are documented under industry-standard master netting agreements which reduce the Company's credit exposure to the affiliates as they permit the close-out and offset of transactions and collateral amounts in the event of default of the affiliate counterparties. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company has obtained external legal opinions.

In all of these transactions, the Company either receives or provides collateral, including government, agency, and equity securities. In most cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require the Company to provide the affiliate counterparties with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in the form of cash or other securities.

The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes throughout the life of the transactions.

Resale agreements and repurchase agreements with the same counterparty are offset in the Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

The following table presents information about offsetting of these transactions in the Statement of Financial Condition, together with the extent to which master netting agreements entered into with the affiliate counterparties permit additional offsetting in the event of counterparty default (in thousands):

	Assets		Liabilities	
	Resale agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance	$ 8,454,667	$ 18,659,098	$ 1,572,731	$ 10,756,324
Less: Amounts offset in the statement of financial condition [1]	(1,490,358)	-	(1,490,358)	-
Total net amounts reported on the face of the statement of financial condition [2]	6,964,309	18,659,098	82,373	10,756,324
Less: Additional amounts not offset in the statement of financial condition: [3]				
Financial instruments and non-cash collateral	(6,964,309)	(18,636,187)	(82,332)	(10,756,324)
Cash collateral	-	-	-	-
Net amount	$ -	$ 22,911	$ 41	$ -

[1] Represents amounts offset through counterparty netting of resale agreements and repurchase agreements in accordance with ASC 210-20.

[2] Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

[3] Represents amounts which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default.

Maturity analysis of repurchase agreements and securities lending transactions and Securities transferred in repurchase agreements and securities lending transactions

The following tables present analyses of the total gross balance of liabilities recognized in the Statement of Financial Condition for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement and class of securities transferred as of March 31, 2021. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

Maturity analysis

	Overnight and open [1]	Up to 30 days	30-90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	$ 1,572,731	$ -	$ -	$ -	$ -	$ 1,572,731
Securities lending transactions	10,756,324	-	-	-	-	10,756,324
Total gross recognized liabilities [2]	$ 12,329,055	$ -	$ -	$ -	$ -	$ 12,329,055

Security analysis

	Repurchase agreements	Securities lending transactions	Total
Equity securities	$ 15,865	$ 9,802,139	$ 9,818,004
U.S. and foreign government and agency securities	1,556,866	-	1,556,866
Bank and corporate debt securities	-	954,185	954,185
Total gross recognized liabilities [2]	$ 1,572,731	$ 10,756,324	$ 12,329,055

[1] Open transactions do not have an explicit contractual maturity date and are terminable on demand by the Company or the counterparty.

[2] Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by the Company

The Company receives collateral in the form of securities in connection with resale agreements, securities borrowed and derivative collateral agreements. When the Company borrows securities, it collateralizes the lender by pledging cash or other securities. At March 31, 2021, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $27.5 billion and the fair value of the portion that had been sold or repledged was $21.0 billion. .

Collateral pledged by the Company

The Company pledges firm-owned securities to collateralize repurchase agreements and securities loaned transactions. In addition, the Company pledges firm-owned securities as collateral in connection with derivative transactions. Pledged securities that can be sold or repledged by the secured party are $11.1 billion at March 31, 2021 and are disclosed in parenthesis as pledged within *Trading assets* on the Statement of Financial Condition. At March 31, 2021 the Company had pledged $170.2 million of *Trading assets* owned as collateral which the secured party does not have the right to sell or repledge.

8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2021 (in thousands):

	Receivables	Payables
Pending trades, net	$ -	$ 1,546,434
Securities failed-to-deliver/receive	1,026	995
Receivables from / payables to brokers, dealers and clearing organizations	465,778	415,560
	$ 466,804	$ 1,962,989

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with broker-dealer affiliates in their capacity as clearing brokers for the Company's exchange traded derivative trades as well as unsettled variation margin. Pending trades represent the net amount receivable on unsettled regular-way securities transactions. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

9. Subordinated Borrowings

The Company's subordinated borrowings are term borrowings with NHA covered by agreements approved by the SEC and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The borrowing agreements contains evergreen provisions that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

Borrowings at March 31, 2021 is as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 700,000	Term	December 16, 2021	Variable
NHA	500,000	Term	March 5, 2022	Variable
NHA	500,000	Term	March 29, 2022	Variable
NHA	300,000	Term	September 30, 2022	Variable
	$ 2,000,000			

At March 31, 2021, the interest rate on these borrowing was 1.16%, which is based on LIBOR plus a spread. Interest payable was $1.5 million at March 31, 2021.

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Statement of Financial Condition at March 31, 2021, at the fair value of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2021. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, banks, investment funds, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

Credit risk arises from a failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;
- Assignment of internal credit ratings to all active counterparties;
- Approval of extensions of credit and establishment of credit limits;
- Measurement, monitoring and management of the firm's current and potential future credit exposures;
- Setting credit terms in legal documentation including margin terms;
- Use of appropriate credit risk mitigants including netting, collateral and hedging;
- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

As of March 31, 2021, there was significant concentration of equity positions in media, entertainment, and technology companies related to the matter discussed in Note 2 – Revenue Recognition.

The credit quality of the Company's derivatives portfolio is summarized in the table below, according to internally-defined ratings which are comparable to Standards and Poor's ratings. For the purpose of this

table, credit exposure is defined as non-affiliate counterparties with which the Company has a positive fair value position, after netting in accordance with ASC 815-10-45.

Internal Rating	Percent of Total
AAA	0%
AA	11%
A	15%
BBB	16%
BB	2%
B and lower	36%
Unrated	20%
Total internal rating	100%

The Company's concentration of credit risk arises from its gross exposure to financial institutions. The following table presents the Company's concentration of exposures arising out of OTC derivative transactions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that the Company would incur if the counterparties of the Company failed to perform in accordance with the terms of the instruments and if any collateral or other securities the Company held in relation to those instruments proved to be of no value (in millions):

Industry Concentration	Gross Fair Value	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure
Financial institutions	$ 141,536	$ (135,565)	$ (5,405)	$ 566

Credit Event Contingencies

The Company enters into certain OTC derivatives where the related collateralization provisions contain credit-risk-related contingent features. These features are clauses that would require the Company to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the long-term credit rating of NHI or NSC.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position on March 31, 2021 was $4.1 billion with related collateral pledged at that date of $3.3 billion. In the event of a one-notch downgrade to the long-term credit rating of NHI or NSC, the Company would need to post $3.4 million of additional collateral.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Use of Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index and single-name credit default swaps.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The Company quantifies the value of these purchased contracts in the following table in the row titled "Protection purchased." These amounts represent purchased credit protection which generally act as a hedge against the Company's written exposures. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased at March 31, 2021 (in millions):

	Carrying Value		Maximum Payout on Protection sold or Receivable on Protection Purchased (Notionals)			
				Years to Maturity		
			Total	0-3 years	3-5 years	More than 5 years
Protection sold	$	691 [1]	$ 38,287	$ 23,973	$ 10,821	$ 3,493
Protection purchased	$	(701) [1]	$ 38,426	$ 24,013	$ 10,907	$ 3,506

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the

rating designated below is determined as the middle rating when ratings are available from all three major rating services, or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Maximum Payout/Notional on Protection sold
(Dollars in Millions)

AAA	AA	A	BBB	BB	Other [1]	Total
$ 10,554	$ 12,780	$ 8,428	$ 1,211	$ 1,308	$ 4,006	$ 38,287

[1] *Other includes credit derivatives where credit rating of the underlying reference asset is below BB, or where no credit rating is available.*

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, FX rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company is actively monitoring the impact of the COVID-19 pandemic on market risk exposures by leveraging existing measures and controls. Models used to measure market risk are inherently imprecise and may be limited in their ability to measure certain risks or to predict losses. This imprecision may be heightened when sudden or severe shifts in market conditions occur, such as those observed during the COVID-19 pandemic.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors.

Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are

incorporated in the VaR model include equity prices, interest rates, credit, FX rates, and commodities with associated volatilities and correlations.

11. Contingent Liabilities and Guarantees

Contingencies

In the normal course of business the Company is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against the Company, any settlements the Company chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage or where the matters present novel legal theories or involve a large number of parties.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 "Contingencies" ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The Company is responding to requests from governmental authorities in relation to swap trading related to bond issuances. On February 1, 2021, the U.S. Commodity Futures Trading Commission filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction. The ultimate outcome of this matter cannot be determined at this time and, consequently, it is not possible to assess its impact, if any, on the Company.

At March 31, 2021, there were no matters for which a legal reserve was required and no items where an estimable material loss is reasonably possible.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or FX rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has provided a guarantee to a derivatives clearinghouse of which it is a clearing member. This guarantee is required under the standard membership agreement of the clearinghouse such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouse requires its members to post collateral in the form of a default fund contribution. The Company's liability under this arrangement is not quantifiable and could exceed the cash it has posted as a default fund contribution. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or FX rates in the future could be theoretically unlimited.

The Company records all derivative contracts at fair value on its Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 10) as of March 31, 2021 (in millions):

| | | Maximum Payout/Notional By Period of Expiration | | | | | |
| | | Years to Maturity | | | | | |
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
$ 18,592	$ 1,369,855	$ 160,949	$ 140,075	$ 201,962	$ 199,409	$ 58,050	$ 609,410

12. Income Taxes

The Company is included in the consolidated federal and certain combined state and local tax returns filed by NHA and Subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income and capital taxes are determined for financial reporting purposes on a separate company basis. The accrual for unrecognized tax benefits, on the other hand, is accrued on a weighted basis of the Company's share of the Group's unrecognized tax benefits. Federal and certain state and local income and capital taxes are paid to NHA in accordance with this practice. As such, taxes payable of $458 thousand, primarily payable to NHA for New York State ("NYS"), New York City ("NYC") and other state and local capital taxes are included in *Other payables to affiliates* on the Statement of Financial Condition as of March 31, 2021.

The components of the Company's net DTA as of March 31, 2021 are as follows (in thousands):

Deferred tax asset	$ 672,950
Less: Valuation allowance	(672,950)
	-
Deferred tax liabilities	-
Net deferred tax asset/(liability)	$ -

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactments of changes in the tax law or rates. The gross DTAs relate primarily to net operating loss ("NOL") carryforwards, and interest expense deferral carryforwards.

A VA of $673 million has been maintained against the Company's net DTAs in accordance with the realization criteria set forth in ASC 740. The net increase in the total VA of $453 million was primarily attributable to the Company's pre-tax book loss.

At March 31, 2021, the Company had federal NOL carryforward of approximately $2.3 billion of which $0.5 billion will expire beginning March 31, 2028 while $1.8 billion can be carried forward indefinitely. In addition, the Company had NYS and NYC NOL carryforwards of approximately $1.1 billion and $1.0 billion respectively. Both NYS and NYC NOL will expire beginning on March 31, 2035.

Roll-forward of unrecognized tax benefits (in thousands):

Balance at April 1, 2020	$ 1,973
Addition based on tax positions related to current year	4,318
Balance at March 31, 2021	$ 6,291
Net unrecognized tax benefits	$ 6,291

The balance of the net unrecognized tax benefits, due to uncertainties in tax law/acceptance of application of new rules, is included in *Other liabilities* on the Statement of Financial Condition as of March 31, 2021. If recognized, these benefits would favorably impact the effective tax rate in future periods.

The Company did not accrue any material interest expense or tax penalty on the unrecognized tax benefits during the year. The Company does not expect any significant changes in the balance of unrecognized tax benefits within the next twelve months.

As of March 31, 2021, the Company is subject to tax examination for tax years ending March 31, 2018 through 2020 at the federal level and for tax years ending March 31, 2017 through 2019 at the NYS and NYC level. The Company is currently under NYS audit for the tax years ending March 31, 2017 and 2018.

13. Net Capital

The Company computes its net capital under Appendix F of SEC Rule 15c3-1 which allows for market risk charges to be calculated using internal VaR models. As of March 31, 2021 the Company's net capital, as defined, of $2,811 million was in excess of the minimum net capital requirement by $2,791 million. As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

14. Subsequent Events

The Company has evaluated subsequent events through June 1, 2021, the date as of which this Statement of Financial Condition is available to be issued.

As of May 13, 2021, the Company completed the unwinding of all its positions related to the margin call default by a client in March 2021. Additional losses of $455 million have been recognized by the Company subsequent to year end.

On April 26, 2021 NHA made a $500 million capital contribution to the Company.